EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended September 30						Year Ended December 31
	2013	2012	2012		2011		2010	2009	2008
Income from continuing operations	$4,274	$4,271	$4,635	(a)	$6,640		$4,641	$3,202	$7,299

Add/(Subtract):
Net income attributable to noncontrolling interest	—	—	—		—		(72)	(51)	(116)
Adjusted income from equity investments (b)	82	73	163		(33)		(60)	(88)	(84)
	4,356	4,344	4,798		6,607		4,509	3,063	7,099

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,335	1,242	708		1,795		1,099	695	2,213
Interest and debt expense	93	94	130		135	(c)	116	140	133
Portion of lease rentals representative of the interest factor	44	43	59		60		57	57	58
	1,472	1,379	897		1,990		1,272	892	2,404
Earnings before fixed charges	$5,828	$5,723	$5,695		$8,597		$5,781	$3,955	$9,503

Fixed charges:
Interest and debt expense including capitalized interest	$203	$186	$254		$221	(c)	$203	$218	$201
Portion of lease rentals representative of the interest factor	44	43	59		60		57	57	58
Total fixed charges	$247	$229	$313		$281		$260	$275	$259

Ratio of earnings to fixed charges	23.60	24.99	18.19		30.59		22.23	14.38	36.69

Note: Argentine operations have been reflected as discontinued operations for all periods.
(a)	Includes after-tax charges of $1.1 billion for the impairment of domestic gas assets and related items.
(b)	Represents adjustments to arrive at distributed income from equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.